Mail Stop 4561

February 7, 2006

George R. Jensen, Jr.
Chief Executive Officer
USA Technologies, Inc.
100 Deerfield Lane, Suite 140
Malvern, PA 19355

> **Re: USA Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 12, 2006**
> **File No. 333-130992**

Dear Mr. Jensen:

We have limited our review of your registration statement to the matters addressed in the comments below. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1.   You currently have a confidential treatment application pending with the Commission filed on July 28, 2005 (Control No. 17170). We are currently evaluating this confidential treatment application and will provide further comments, if any, under separate cover. Please note that your registration statement will not be declared

George R. Jensen, Jr.
USA Technologies, Inc.
February 7, 2006
Page 2

effective until all outstanding comments on both the registration statement and the confidential treatment application, have been cleared.

Cover Page

2.   Please revise to name Mr. Illes as an underwriter and to provide disclosure on the underwriter discount he will receive with regard to shares purchased under the stock purchase agreement. See Item 501(b)(8) of Regulation S-K. Please also cross-reference to the section of the prospectus that contains a detailed description of the material terms of the stock purchase agreement.

Prospectus Summary, page 6

3.   Please move the paragraph under the subheading "Forward Looking Statements" to a section of the prospectus not subject to Rule 421(d) of Regulation C.

Use of Proceeds, page 14

4.   Please revise your disclosure in the third paragraph to disclose, consistent with your disclosure on page 30, that the maximum amount of proceeds available from purchases by Mr. Illes is $10 million. You should also clarify that you have already received over $2.4 million of that amount from the sale of approximately 20 million shares to Mr. Illes since April 2005.

Management's Discussion and Analysis Of Financial Condition and Results of Operations

Other Events, page 30

5.   We note from your disclosure that Mr. Illes previously has purchased almost 20 million shares under the 2005 Common Stock Agreement. We also note from Section 1.C of the agreement filed as exhibit 4.13 that the initial number of shares subject to the agreement was 20 million and that you have the right to increase the number of shares of Common Stock covered by this agreement by notice to Mr. Illes. Please tell the manner in which you decided to a 36 million share increase in the number of shares covered by this agreement. Was this done by amending the agreement or after negotiations with Mr. Illes?

6.   Additionally, it appears that Mr. Illes was also an investor in 2005-C Senior Note unregistered offering conducted in February and March of 2005. Please revise to disclose in an appropriate section of the prospectus that the proceeds of the sales of shares of common stock under the 2005 Common Stock Agreement will not be used for the cancellation or offset of the currently outstanding convertible note or any other current or future debt instrument held by Mr. Illes.

Selling Shareholders, page 60

7.   Please revise to include the information required by Item 507 of Regulation S-K in one table. Your current disclosure is broken into subsections relating to each issuance transaction. Several selling shareholders participated in more than one transaction, yet the amount of common stock disclosed as being offered by these selling shareholders does not include all the shares obtained in the various transactions. For example, on page 60 you state that 36 million shares are being offered for the account of Mr. Illes. On page 64, you disclose that 7.5 million shares are being offered for the account of Mr. Illes. The same is true for Messrs Van Alen, Katcher, Berk and Martin Lipper.

8.   Please revise to cross-reference to the section of the prospectus where the material terms of each issuance transaction are disclosed.

9.   As required by Item 507 of Regulation S-K please be sure to state the amount of securities owned by each selling security holder prior to the offering. For example, it is unclear whether Mr. Illes currently owns, or has already resold, the 19,999,898 shares of common stock issued pursuant to the stock purchase agreement and the 500,000 shares of common stock issued as a commitment fee. We also note that during April 2003, you issued to Mr. Illes an aggregate of 1,000,000 shares and warrants to purchase up to 4,000,000 shares. Again, it is unclear whether Mr. Illes currently owns these securities. Finally, please tell us the amount and nature of any other securities of the company that Mr. Illes holds.

10.   Please revise to state the names of the natural person(s) who exercise voting and/or dispositive powers over the shares being offered by Wellington Management Company and the two Clifton B. Currin trusts named on page 65. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

11.   Tell us whether any selling shareholders are affiliates of a registered broker-dealer. If so, expand the prospectus to identify such affiliates and to indicate whether each selling shareholder affiliated with a registered broker-dealer acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Plan of Distribution, page 71

12.   You indicate that the selling shareholders may create short positions in your common stock in connection with the offering. Please advise us that USA Technologies and the selling shareholders are aware of CF Tel. Interp. A.65.

Part II

13.   Please provide the undertaking set forth in Item 512(a)(5)(i) or (a)(5)(ii) of Regulation S-K, as applicable.

Exhibit 5.1

14.   We note that in the legal opinion attached as exhibit 5.1 to the registration statement, your counsel assumes "the Company shall have a sufficient number of authorized shares of Common Stock to cover the issuance by the Company of all shares underlying warrants and senior notes covered by the registration statement." As indicated in a comment letter to you dated May 12, 2005 in connection with a registration statement on Form S-1, File No. 333-124078, please note that this is an inappropriate assumption to make in rendering a legal opinion required by Item 601(b)(5) of Regulation S-K, as it assumes a material fact underlying the opinion that is readily ascertainable. Please revise.

15.   Again, as indicated in a comment letter to you dated May 12, 2005, please revise to delete the language stating that the opinion is "subject to…compliance with applicable state securities laws." As one of the purposes of the legal opinion is to opine on the legality of the company's actions under state law, this language appears inappropriate.

16.   We also note that your counsel opines that "the Common Stock when issued will be legally issued, fully paid and nonassessable." Since 44 million shares of the 146 million shares being registered are currently outstanding, please revise to opine on whether the 44 million outstanding shares are legally issued, fully paid and nonassessable.

<p style="text-align:center">*   *   *   *   *</p>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.   Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or Anne Nguyen, Special Counsel, at (202) 551-3611. In the alternative, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (215) 665-8582</u>
        Douglas M. Lurio, Esq.
        Lurio & Associates, P.C.
        Telephone: (215) 665-9300